United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2024.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				95,817,187	2.11%	2.11%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				95,817,187	2.11%	2.11%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				3,246,959	0.07%	0.07%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	06/03/24	62,500	11.84588	3,877,527.02
ADS	VALE	Santander Investment Securities Inc.	Buy	06/04/24	62,500	11.55371	3,804,565.15
ADS	VALE	Santander Investment Securities Inc.	Buy	06/05/24	72,500	11.44426	4,384,265.54
ADS	VALE	Santander Investment Securities Inc.	Buy	06/06/24	62,500	11.55917	3,805,928.99
ADS	VALE	Santander Investment Securities Inc.	Buy	06/07/24	72,500	11.45117	4,383,674.84
ADS	VALE	Santander Investment Securities Inc.	Buy	06/10/24	62,500	11.34915	3,806,647.45
ADS	VALE	Santander Investment Securities Inc.	Buy	06/11/24	62,500	11.25674	3,765,659.93
ADS	VALE	XP Investments US	Buy	06/12/24	67,500	11.18169	4,067,500.40
ADS	VALE	XP Investments US	Buy	06/13/24	62,500	11.27123	3,802,207.61
ADS	VALE	XP Investments US	Buy	06/14/24	62,500	11.26881	3,777,164.79
ADS	VALE	XP Investments US	Buy	06/17/24	62,500	11.10019	3,755,334.68
ADS	VALE	XP Investments US	Buy	06/18/24	62,500	11.21305	3,789,590.49
ADS	VALE	Santander Investment Securities Inc.	Buy	06/20/24	62,500	11.28539	3,826,734.49
ADS	VALE	Santander Investment Securities Inc.	Buy	06/21/24	62,500	11.23050	3,819,492.56
ADS	VALE	XP Investments US	Buy	06/24/24	62,500	11.30249	3,814,591.94
ADS	VALE	XP Investments US	Buy	06/25/24	65,500	11.14289	3,962,407.23
ADS	VALE	Santander Investment Securities Inc.	Buy	06/26/24	62,500	11.12023	3,829,321.94
ADS	VALE	XP Investments US	Buy	06/27/24	62,500	11.08011	3,824,646.97
ADS	VALE	XP Investments US	Buy	06/28/24	62,500	11.19837	3,890,663.24
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				4,462,459	0.10%	0.10%

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2024.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				165,379,611	3.64%	3.64%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				165,379,611	3.64%	3.64%

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2024.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,313,500	0.03%	0.03%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/03/24	62,500	62.03326	3,877,079.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/04/24	62,500	61.03525	3,814,703.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/05/24	87,500	60.58248	5,300,967.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/06/24	62,500	60.89518	3,805,949.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/07/24	62,500	60.52413	3,782,758.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/10/24	51,200	60.85115	3,115,579.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/11/24	30,900	60.18644	1,859,761.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/12/24	97,500	60.48199	5,896,994.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/13/24	49,100	60.80218	2,985,387.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/14/24	72,500	60.57930	4,391,999.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/17/24	62,500	60.13568	3,758,480.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/18/24	62,500	60.64701	3,790,438.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/19/24	125,000	60.66830	7,583,537.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/20/24	62,500	61.29779	3,831,112.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/21/24	62,500	61.01174	3,813,234.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/24/24	40,600	60.82855	2,469,639.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/25/24	77,500	60.59225	4,695,899.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/26/24	62,500	61.25565	3,828,478.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/27/24	62,500	61.16573	3,822,858.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/28/24	39,800	62.24668	2,477,418.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				2,610,100	0.06%	0.06%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 10, 2024		Director of Investor Relations